Exhibit 1.01

InfoSonics Corporation

2014 Conflict Minerals Report

This is the Conflict Minerals Report (the “Report”) for InfoSonics Corporation (“InfoSonics” , “we”, “us” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the calendar year ended December 31, 2014. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment.

1.	Company Overview

InfoSonics, founded in 1994, is a Maryland corporation. We are a provider of wireless handsets (including feature phones and smartphones), tablets and accessories to carriers, distributors and original equipment manufacturers (“OEMs”) in Latin America and the United States. We sell our proprietary line of products under the verykool® brand.

Our corporate headquarters are in San Diego, California. We have wholly owned subsidiaries in Central and South America, which conduct some of our business activities in their respective regions, as well as subsidiaries in Hong Kong and China where we previously conducted research and development of certain verykool® products, oversaw production at contract manufacturers, and continue to conduct quality control and monitor third party logistics and warehousing for shipment to our customers.

2.	Products Overview

Wireless phones and tablets are electronic devices that contain printed circuit board assemblies (“PCBAs”) that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products. Typically, the PCBAs in our verykool® products require the use of tin, tungsten, tantalum, and/or gold, which are considered conflict minerals. During 2014, we sourced our verykool® products in two ways. The majority of our phones were designed and manufactured by third parties with software that was customized to our specification requirements and branded verykool®. For these products, we did not exercise any influence over the manufacturing process or the materials, parts and components included in the products. Certain of our phone models, primarily our ruggedized product line which comprised only 3.4% of our 2014 sales, were designed by us and manufactured for us by contract manufacturers with parts and components purchased from an approved list of suppliers. It is these products where we exercised significant influence over the manufacturing process that are covered by this Conflict Minerals Report. We determined that during the 2014 calendar year, we contracted to manufacture our verykool® ruggedized products and certain other verykool® models containing conflict minerals and that the use of these minerals was necessary to the functionality or production of the products. Accordingly, we performed further inquiries and due diligence as described below. However, during 2014 we eliminated our design team in China, completed all production projects of internally designed phones and terminated our use of contract manufacturers.

3.	Due Diligence Framework

Our due diligence processes and efforts for this Form SD were developed in conjunction with the second edition of the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and for tin, tantalum and tungsten. We designed our due diligence process to conform in all material respects with these OECD guidelines. During our due diligence process we worked with designated members of our Product Management team, as well as our China-based design and manufacturing control team who worked closely with our contract manufacturers.

In April 2014, however, we made the decision to discontinue our process of internally designing and contract manufacturing any of our products. By June 2014, we eliminated our design team in China, and by

December 31, 2014, we completed final production for all orders on previously designed products. Beginning January 1, 2015, we now source 100% of our products from independent design houses and original equipment manufacturers in China. We do not believe we have sufficient influence over the manufacture of the products, including the materials, parts and components to be used in the manufacturing of the finished products. As a result, in 2015 we will no longer be manufacturing or contracting to manufacture any of our products. Therefore, we will no longer be subject to the reporting obligations of Rule 13p-1 or Form SD.

4.	Supply Chain Due Diligence Inquiry

Our supply chain was complex. There were multiple tiers between our company and the mines and smelters that produced the minerals. Accordingly, we relied on our direct contract manufacturers to provide information on the origin of the conflict minerals contained in components which were included in our products. The methods we used to try to determine the origin of conflict minerals in our products included:

•	sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions;

•	soliciting survey responses from relevant suppliers of components of our products, using the standard Conflict Minerals Reporting Template (the “Template”) designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI);

•	reviewing responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses; and

•	sending reminders to suppliers who did not respond to our requests for information.

Along with sending letters to our direct suppliers, explaining the rule and referring the suppliers to online training materials and instructions, we conducted a survey of our active suppliers using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters that produce the metals from raw ore. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as instructions for supplier due diligence. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. We reviewed responses that we received from our suppliers and following up on inconsistent, incomplete, and inaccurate responses and sent reminders to suppliers who did not respond to our requests for information.

We identified five contract manufacturers who fell within the scope of our 2014 due diligence inquiry. We sent the Template to those direct suppliers and have been in contact with them regarding their due diligence efforts. All five suppliers indicated they were unsure of the origin of, or the facilities used to process, the conflict minerals included in the components built into the products they supplied to us.

5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

Despite conducting a good faith reasonable country of origin and due diligence inquiry, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products, identify the facilities used to process those conflict minerals, or determine that the conflict minerals are from recycled or scrap sources. Therefore, we have concluded that our supply chain remained “DRC conflict undeterminable.”

6.	Conflict Minerals Policy

Because we determined in 2014 that we will no longer manufacture or contract to manufacture any of our products and will have no influence over their production, we will no longer be subject to the reporting obligations of Rule 13p-1 or Form SD and, consequently, have not formulated a conflict minerals policy.

7.	Identify and Assess Risk in the Supply Chain

We spent considerable effort identifying risks in our supply chain through our reasonable country of origin and due diligence process discussed in detailed above. Because we terminated our contract manufacturing activities by December 31, 2014, we did not invest resources or efforts to design or implement a strategy to respond to identified risks.

8.	Audit of and Report on Supply Chain Due Diligence

We did not have a direct relationship with any 3TG smelters and refiners and did not perform or direct audits of these entities in our supply chain. However, we supported industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program. We did not obtain an audit by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required. This Report is our report on our supply chain due diligence.